082-35739

FANG AND ASSOCIATES BARRISTERS & SOLICITORS*

Business Solutions

P.O. Box 10037, Pacific Centre, 1925 – 700 West Georgia Street, Vancouver, B.C. V7Y 1A1

General: (604) 688-6775 Fax: (604) 688-6995 Email: pmf@thomasrondeau.com

File No.: 228

January 21, 2008

SUPPL

SEC Mail Processing Section
JAN 31 2008
Washington, DC
102

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

VIA MAIL

Dear Sirs/Mesdames:

RE: Advanced Explorations Inc. (the "Company")-Rule 12g3-2(b) - Securities Exchange Act of 1934

Pursuant to Rule 12g3-2(b) we respectfully submit, on behalf of the Company, the following:

Effective Date of Filing	Type of Filing
November 27, 2007	Material Change Report and News Release
December 4 2007	Material Change Report and News Release
December 6, 2007	Material Change Report and News Release
January 18, 2008	Material Change Report and News release

We trust the foregoing is satisfactory.

Yours truly,

FANG AND ASSOCIATES

08000641

Paul M. Fang
PMF/slc
cc: Advanced Explorations Inc.

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

* Denotes law corporation

FILE NO.
82-35139

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Advanced Explorations Inc.
50 Richmond Street East, Suite 300
Toronto, Ontario
M5C 1N7

Telephone: (416) 203-0057

2. **Date of Material Change**

November 27, 2007

3. **News Release**

November 27, 2007

4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5.1 **Full Description of Material Change**

Please see the attached news release.

5.2 **Disclosure for Restructuring Transactions**

Not Applicable

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. **Date of Report**

November 27, 2007

File No. 82-35139

NEWS RELEASE

Advanced Explorations Inc. Closes Additional $2,830,000 in Flow Through Financing

Toronto, Ontario, November 27th, 2007: Advanced Explorations Inc. (the "Company") is pleased to announce the completion of the non-brokered private placement previously announced on November 5th. A total of 1,000,000 Flow-through units (the "Units") were sold at a price of $2.83 per Unit, for gross proceeds of $2,830,000. Each unit comprises one common share of the Company and one half non-flow through share purchase warrant, wherein each whole share purchase warrant shall be exercisable at the price of $3.88 per common share. All issued Shares and issuable Shares pursuant to the exercise of share purchase warrants will be subject to a 4 month hold period from the date of issuance of the units. All warrants are exercisable for a term of 2 years from the date of distribution of the units. In connection with the private placement, the company has paid Ensign Capital Inc., Wellington West Capital Inc. and Secutor Capital Management Corporation total commissions of $278,443.70 in cash and 49,195 compensation warrants priced at $2.83 with a 2 year term.

John Gingerich, President and CEO commented;

"The completion on Monday of the second flow through financing adds to the Company's strong balance sheet. We continue to enjoy a high level of investor confidence in the management team's ability to move the Roche Bay magnetite iron ore project forward. Our current business development strategy is to enhance the project economics while reducing project risk. We hope to see benefits of these business development efforts in the near future. "

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore exploration and development with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay magnetite project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it potentially one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI. For more information please visit www.Advanced-Exploration.com.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FILE NO. 82-35139

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
50 Richmond Street East, Suite 300
Toronto, Ontario
M5C 1N7

Telephone: (416)203-0057

2. Date of Material Change

December 4, 2007

3. News Release

December 4, 2007

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5.1 Full Description of Material Change

Please see the attached news release.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

December 4, 2007

FILE NO. 82-35139

NEWS RELEASE

FOR IMMEDIATE RELEASE: December 4th, 2007

Advanced Explorations Inc. Announces Management Changes

Toronto, Ontario, Advanced Explorations Inc. (the "Company") is pleased to announce the addition of Joseph Chiummiento and Lou Nagy to the Management team. Joseph Chiummiento will serve as Corporate Secretary and continue to provide supplemental legal services to the Company. Lou Nagy C.A. will replace Mark Gossin as the Company's CFO. Mark Gossin will remain on the Board where he will continue to focus on the financial aspects of the Company's operation and work will Lou as a member of the Audit Committee.

Joseph Chiummiento is a member of the Law Society of Upper Canada and was called to the Bar in Ontario. He has previously served as General Counsel to Epsilon Energy Ltd. (TSX: EPS) a junior resource company, and brings with him the background and experience in matters of business law which the Company believes will serve to enhance its governance practices. The Company has utilized Mr. Chiummiento over the last several months to augment its legal efforts on a number of fronts and looks forward to having Joseph join the Company's management team.

Lou Nagy C.A. currently serves as CFO for BacTech Mining Corporation (TSX-V: BM) and Golden Odyssey Mining Inc. Mr. Nagy's experience in the junior mining sector is seen as a significant asset as the Company prepares for and plans to ramp up activities early in 2008.

John Gingerich, AEI President and CEO, commented:

"The Company is committed to continuous improvement. With the addition of Joseph and Lou to our management team we hope to strengthen our Board governance and financial practices."

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has

recently expanded its capabilities in iron ore exploration and development with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay magnetite project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it potentially one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI. For more information please visit www.Advanced-Exploration.com.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FILE NO. 82-35139

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
50 Richmond Street East, Suite 300
Toronto, Ontario
M5C 1N7

Telephone: (416)203-0057

2. Date of Material Change

December 6, 2007

3. News Release

December 6, 2007

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5.1 Full Description of Material Change

Please see the attached news release.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

December 6, 2007

Advanced Explorations Inc.

NEWS RELEASE

Advanced Explorations Inc. and Melville Capital Corporation form Strategic Partnership which includes up to $65,000,000 in Financing

Toronto, Ontario, December 6, 2007: Advanced Explorations Inc. (the "Company or AEI") is pleased to announce the signing of a Memorandum of Understanding ("MOU" or the "Agreement") with Melville Capital Corporation ("MCC") to work together in the development of business opportunities both local to and associated with the Roche Bay iron ore project. In consideration for MCC's support in sourcing up to $65,000,000 in financing for AEI the Company will collaborate and partner with MCC in the development and installation of various turnkey infrastructure components local to and at Roche Bay, Nunavut. These may include such things as;

- Power generation
- Advanced Processing facilities (Nugget plant, etc.)
- Derivative Products (sulphides, gypsum, etc.) and
- Lime/cement and Aggregate operations

The MOU is conditional upon the completion of a final agreement by January 30th, 2008, approval of the Company's Board of Directors and is subject to regulatory approvals. The agreement contemplates a multi-stage financing which includes; (1) on or before January 30th, 2008 a private placement of up to 3,000,000 common shares at $4.00 per common share for gross proceeds of $12,000,000 (2) by April 6th, 2008 a convertible debenture in the amount of up to $53,000,000 with a term of 5 years from the date of closing at an interest rate of prime plus 1% per annum, and (3) the right to convert any of the indebtedness under the convertible debentures to common shares at t $5.25 per common share. The MOU contemplates in connection with the foregoing, finder's fees of up to 10% of the gross proceeds raised in cash, payable in common shares, cash or a combination of both. Without the approval of AEI neither MCC nor the debenture provider can hold over 19.8% interests in the capital stock of AEI.

John Gingerich, President and CEO of AEI, commented;

"The MOU with MCC is expected to provide all the funding necessary to take the project past the definitive feasibility study. In addition MCC will collaborate with AEI in developing a broad range of associated businesses opportunities that have the potential to create additional shareholder value. The net effect is to help compress the timeframe to a potential production decision. MCC also brings significant Aboriginal and Government links that will help the Company develop a unique stakeholder development opportunity.

In addition the Company has amended its earn in schedule on the Roche Bay project which provides for an accelerated framework for the company to earn a significant equity position. With the completion of the amendment the Company has now earned its first 15% interest in the project."

The Company also announces that it has further amended its option agreement with Roche Bay Plc dated May 30, 2007, as amended wherein (i) the Company will earn a 15% interest upon the completion of 7,500 m of drilling, a further 25% interest upon the completion of 15,000 m of drilling and a pre-feasibility study, a further 5% interest upon the completion of a feasibility study that contemplates a 6 Mtpy mining operation and a 5.1% interest upon attaining a mining permit for an aggregate interest of 50.1%. The Company and Roche Bay also agreed that all funding provided by the Company on behalf of Roche Bay would be provided on a non-carried basis at the financing rates borne by the Company plus 1%.

Finally, the Company is pleased to announce that with the completion of over 7,500 m of drilling, the Company has earned a 15% interest in the Roche Bay Project.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore exploration and development with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay magnetite project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it potentially one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI. For more information please visit www.Advanced-Exploration.com.

ABOUT Melville Capital Corporation

Melville Capital Corporation. is a private equity firm with international relationships to private and institutional funds, strategic industry partners and aboriginal leadership. The Chairman and CEO of Melville Capital, Mr. Roman Bittman is a prominent Aboriginal Canadian financier and entrepreneur in the resource, environmental remediation and media industries in Canada, the United States and China. He also manages and advises a team that includes senior executives in infrastructure development. Mr. Timothy German, President of Melville Capital has acted as a consultant and held management positions over the years both private and public sector resource based companies. Mr. William Thomson is a strategic advisor who has been a senior executive with several national and international public logistics, primary manufacturing and infrastructure companies. Mr. Ernie Belyea is a lawyer with broad management experience and is currently senior corporate counsel for Ontario Power Authority. Jim Antoine, a former Premier of the NWT and Chief of Liidlii Kue First Nation, has strong relationships with senior levels of

territorial and federal governments and leaders in First Nations, Inuit and Aboriginal communities and businesses across Northern Canada.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FILE NO. 82-35139

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
50 Richmond Street East, Suite 300
Toronto, Ontario
M5C 1N7

Telephone: (416)203-0057

2. Date of Material Change

January 18, 2008

3. News Release

January 18, 2008

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5.1 Full Description of Material Change

Please see the attached news release.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

January 18, 2008

FILE NO. 82-35139

NEWS RELEASE

Advanced Explorations Inc. Moving Forward on Resource Determination and Economic Studies

Toronto, Ontario, January 18, 2008: Advanced Explorations Inc. (the "Company or AEI") is pleased to announce the Company continues to move forward on its plan to achieve a development decision on the Roche Bay project located on the east coast of the Melville Peninsula, Nunavut, Canada. Golder Associates has been engaged to complete the resource calculation to NI 43-101 standards. In addition Florin Gheorghiu, a recognized expert in the iron ore sector, is managing the economic review which is expected to be completed midyear. The Company has also resolved the backlog in drill analysis from the laboratory, which has promised to deliver all outstanding analyses as soon as possible. Drill section results that have recently been received will be released as soon as internal QA/QC procedures have been completed.

John Gingerich, President and CEO of AEI, commented;

"The fundamentals of iron ore have not changed. The industry is still expecting a substantial increase in the long term iron ore contract price. We believe the Roche Bay project location at the coast, and favourable metallurgical attributes makes this one of the more attractive undeveloped iron ore opportunities in the world. The Company has only been working this project for 7 months and has achieved a great deal in a short period of time although there remains a great deal to be done. We remain confident that we will meet our key milestones in moving this project forward."

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore exploration and development with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay magnetite project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it potentially one of the world's premier iron ore opportunities. Shares of the

company trade on the TSX Venture Exchange under the symbol AXI. For more information please visit www.Advanced-Exploration.com.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

END